ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held September 24-26, 2014, the Board of Trustees for the Registrant voted to approve the establishment of the JHF II Income Allocation Fund (subadvised by MAM (US)).

The new fund is described below.

Income Allocation Fund

Subadvisor: John Hancock Asset Management a division of Manulife Asset Management (US) LLC

Investment Objective:

Seeks to provide a high level of current income with consideration for capital appreciation and preservation.

Investment Strategies:

The fund has significant flexibility to achieve its investment objective and invests in a broad range of income-producing securities, affiliated and nonaffiliated underlying funds and exchange-traded funds (ETFs).

The fund invests in debt and equity securities, as well as derivative instruments, in the U.S. and developed and emerging markets throughout the world. There is no limit on the number of countries in which the fund may invest, and the fund may focus its investments in a single country or a small group of countries. As attractive investments across asset classes and strategies arise, the subadvisor attempts to capture these opportunities and have wide latitude to allocate the fund’s assets among strategies and asset classes. The subadvisor buys and sells securities and investments for the fund based on the subadvisor’s views of strategies, sectors, and overall portfolio construction taking into account income generation, risk/return analyses, and relative value considerations.

The fund may invest up to 100% of its assets in fixed-income securities and may invest up to 70% of its assets in equity securities.

The fund may invest in individual fixed-income securities, fixed-income funds and ETFs to an unlimited extent. The fund may invest in a portfolio of fixed-income securities such as corporate bonds and notes, mortgage-backed securities, asset-backed securities, convertible securities, preferred securities and government obligations. The fund may also invest significantly in below investment grade bonds (e.g., high yield bonds, junk bonds, or arbitrage and distressed securities), below investment grade bank loans, foreign currency-denominated bonds and bonds of emerging market issuers. The fund’s investment in foreign currency-denominated bonds may be on a currency hedged or unhedged basis. The fund may invest in other investment companies, including closed-end funds. Although the fund has no limit on the ratings of securities in which it invests, below investment grade bonds (also known as junk bonds) acquired by the fund directly or through investing in ETFs and other underlying funds will generally be in the lower categories of the major rating agencies at the time of purchase (BB or lower by Standard & Poor’s Ratings Services (“S&P”) or Ba or lower by Moody’s Investors Service, Inc. (“Moody’s”)) or will be determined by the management team to be of similar quality. Split-rated bonds will be considered to have the higher credit rating. The average portfolio duration of the fund will vary based on the management team’s forecast of interest rates and there are no limits regarding portfolio duration or average maturity.

The fund may invest in common stock, preferred stock, securities convertible into common and preferred stock, non-convertible preferred stock, equity funds and related ETFs. The fund generally intends to invest in dividend paying stocks. From time to time, the fund may invest in shares of companies through initial public offerings (“IPOs”). The fund may invest in securities of both U.S. or foreign issuers without limit, which can be U.S. dollar-based or foreign currency-based and may be currency hedged or unhedged. The fund may invest in securities of companies of any market capitalization.

The fund also may invest extensively in derivative instruments such as futures, options, and swaps, which are generally financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate, or index, and may relate to equity securities, fixed-income securities, interest rates, total return rates, currencies or currency exchange rates, and related hedging purposes. Derivatives may be used to hedge against losses from movements in stock, currency exchange rates or interest rates. Derivatives may be used for non-hedging purposes in order to invest indirectly in securities or financial markets, for duration management, to gain exposure to foreign currencies, for efficient portfolio management, or to generate additional income for the fund. The fund also may invest in restricted or illiquid securities.

In addition, the fund may invest directly in, or indirectly through exchange-traded notes (ETNs) and investment companies, including ETFs, that focus their investment strategies on alternative or non-traditional asset categories such as commodities, market neutral (long/short) strategies, global real estate, natural resources, TIPS (Treasury Inflation-Protected Securities), foreign currency trading strategies, managed futures, arbitrage strategies, and tactical investment strategies.

The fund and/or the underlying funds may trade securities actively, which could result in a higher-than-average portfolio turnover rate and increase their transaction costs (thus lowering performance).

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At a regular meeting held December 15-17, 2014, the Board of Trustees for the Registrant approved additional share classes for the funds set forth below:

Fund	Additional Share Classes Proposed to be Registered
JHF II Blue Chip Growth Fund	A, C, I
JHF II Emerging Markets Debt Fund	R2, R4, R6
JHF II Equity Income Fund	A, C, I
JHF II Global Equity Fund	R2, R4, R6
JHF II Lifestyle Suite	I
JHF II Retirement Living Suite	I
JHF II Spectrum Income Fund	A, C, I